December 4, 2024

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp. III
52 Vanderbilt Avenue
Suite 2005
New York, NY 10017

       Re: NewHold Investment Corp. III
           Draft Registration Statement on Form S-1
           Submitted November 5, 2024
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 7, 2024
           CIK No.: 0002043699
Dear Kevin Charlton:

       We have reviewed your draft registration statement and the Amendment No. 1 and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1.     We note your disclosure in paragraphs 7 and 8. Please revise to address
the finder   s
       fees, advisory fees, consulting fees or success fees you may pay, as disclosed on page
       15. Also, we note your disclosure on page 45 regarding paying other persons or entities salaries for advisory or other services. Please clarify if such amounts are to be paid out of the administrative fee. Please provide disclosure regarding this compensation here and in the tables on pages 15 and 121. Further, please describe the
 December 4, 2024
Page 2

      extent to which compensation and the issuance of securities may result in
a
      material dilution of the purchasers    equity interests including that
the anti-
      dilution rights associated with the founder shares may result in material dilution.
      Additionally, please revise to state whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers' equity interests. Please similarly revise your disclosure on pages 16 and 121 outside the table to clearly state that the conversion of the warrants on a cashless basis may result in material dilution. Please refer to
      Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.
2. In paragraph 8, please revise the cross-reference so that it is highlighted by prominent type or in another manner. Please refer to Item 1602(a)(5) of Regulation S-K.
3. We note your disclosure on the cover page that you do not "intend" to use proceeds to pay a possible excise tax. Please revise to clearly state that you will not use proceeds to pay the possible excise tax, if true. Further, please add risk factor disclosure to describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject you to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Summary, page 1

4. Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 60 that there are numerous other entities seeking targets with which you will compete.
Sponsor Information, page 14

5.    We refer to your statement that Samy Hammad, Polly Schneck and Charlie
Baynes-
      Reid hold voting and investment discretion with respect to the sponsor's securities, and all are managing members. However, we also note that you only refer to Mr.
      Hammad and Ms. Schneck as holding direct or indirect material interests in the sponsor. Please revise your disclosures to reconcile, or advise. Please also clarify your reference to the non-managing sponsor investors in your discussion of those with direct or indirect material interests in your sponsor. Please file any agreements or forms of agreements with the non-managing sponsor investors as exhibits or advise us why they are not material.
Founder Shares, page 25

6. We note your statement that your sponsor, officers, and directors have agreed to waive redemption rights with respect to founder shares and public shares, and have agreed to vote founder shares and public shares in favor of the initial business combination. Please revise here, and elsewhere as appropriate, to add corresponding disclosures regarding any private shares owned by them.
7. We refer to your statement on page 27 that if the non-managing sponsor investors
 December 4, 2024
Page 3

       purchase "all" of the units for which they have expressed an interest, then they will potentially have different interests than your public shareholders in approving an initial business combination because of their indirect ownership of founder shares.
       Please revise to clarify why such investors would not have these different interests if they purchased less than "all" of the units for which they have expressed an interest.
Appointment and removal. . . Voting Rights, page 29

8. We refer to your statement that no public shares will be needed to approve an initial business combination, assuming all outstanding shares are voted and based on the requirement of approval of the transaction by the affirmative vote of at least a majority of the votes cast. Please explain the calculation that is the basis for that statement, or advise.
Use of Proceeds, page 101

9. We note your statement in footnote 5 that you have assumed the cost for the office and administrative support for only 12 months. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time, and how you expect to cover those costs if not from proceeds held outside the trust. Please also explain the calculation for the amount, since we note your disclosure that you will reimburse your sponsor $40,000 per month for use of office space and for administrative support.
Proposed Business
Sponsor Information, page 119

10. Please revise the table on page 122, and also on page 19, to clarify, if true, that the
       180 day restriction is the lock-up agreement with the underwriters, and also that such restriction can be waived with the prior written consent of BTIG, as you disclose on page 203.
Executive Officer and Director Compensation, page 155

11. Please revise to discuss the shares to be issued to your officers and directors, as disclosed on page 14, and the nature of such issuance.
       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.